July 26, 2005



Mr Bradley S. Powell
Vice President of Finance
Eden Bioscience, Inc.
3830 Monte Villa Parkway, Suite 100
Bothell, Washington 98021-7266


	Re:	Eden Bioscience, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		Response Letter dated June 23, 2005
      File No. 0-31499

Dear Mr Powell:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1. We have reviewed your responses to our prior comments one and two, and note that you have provided additional support to your customers related to inventory that they continue to hold that you have recorded as a sale. These include, but are not limited to the following:

* January 2003 inventory exchange for the STS reprocessed product at no cost
* January 2003 inventory not meeting your quality standards voluntarily replaced to the distributor at no cost
* February 2003 distributor settlement
* September 2003 buy one get one free promotion for the customers of the distributors you sold to which resulted in you giving 470,000 ounces of your product to distributors free of charge.

Please provide us an analysis that demonstrates how your revenue recognition policy complies with paragraphs 6 - 8 of SFAS 48. Additionally explain how you are able to conclude, if true, that future returns are reasonably estimable or how returns were adequately accrued in the appropriate period given the substantial volume of returns. Finally, confirm to us whether you have corresponded, amended, or agreed to additional terms other than those specified within your standard distribution agreement. If so please provide descriptions and the specific terms of these arrangements. Refer also to SAB Topic 13:B:2 and paragraph 3 of SFAS 48.


2. We note your response to our prior comment 3. Please provide us with a revised analysis to support your conclusion that your inventory is fully recoverable and addresses the following, without limitation:

* Explain the impact the age and the development of the STS additive had on the value and salability of your Messenger inventory.

* Explain how the increase in your inventory, in relation to sales and in conjunction with the volume already held by distributors, was factored into your obsolescence analysis.

* Please explain how your "limited tests" supersede a laboratory study regarding the estimated shelf life of your product, and how you applied these tests to the total population of existing inventory.

* Indicate whether or not your September 2003 sales incentive resulted in a loss on the sale of your product. Refer to paragraph
27 of EITF 01-09.


3. We have reviewed your response to prior comment number three. It appears that your inventory balance classified as current significantly exceeds any volumes historically sold. Please explain why it is appropriate to classify this inventory as a current asset and demonstrate how your entire inventory balance was expected to be realized in each operating cycle presented, or quantify the amount of inventory which should have been classified as long-term. Please refer to Chapter 3 Section A of ARB 43.


Revenues, page 46.

4. We note your response to our prior comment four and have further questions regarding your conclusion that the sales price is fixed and determinable and that you are not significantly obligated to perform certain duties. Although you indicate the gross price is fixed and determinable it appears the net price fluctuates because of ongoing nature of arrangements you have characterized as "sales allowances."
It continues to appear that you have significant obligations for future performance to directly bring about resale of the product by the distributor. In this regard we note you provide marketing support, warehousing and delivery, and information exchange. Refer to
SAB Topic 13:A:2 Question 2.1.e. Please describe in detail the nature of all services you characterize as "sales allowances" and the terms and conditions of performance relating to these "sales allowances". In the event you are unable to demonstrate that such "sales allowances" are qualitatively and quantitatively insignificant and that your sales price is fixed and determinable, provide us with your analysis had you recognized revenue in accordance with SAB Topic
13:A:2 for all periods presented.


5. We have noted your response to our prior comment five indicating that at the time of the "first sale" of the product you warrant that it is reasonably fit for use. Please expand your response to more fully address and demonstrate how your warranty estimates are reliable and why is appropriate to recognize sales under your warranty obligation. In this regard we reissue prior comment 5. In conjunction with your response please define what "first sale" means under your warranty agreement and whether this includes sales to the end product users.



Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions. Direct any correspondence to us at the following ZIP
Code:
20549.

								Sincerely,



								Jill Davis
								Branch Chief

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Mr. Bradley S. Powell
Eden Bioscience, Inc.
July 26, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010